UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|           No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|           No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|           No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press release dated December 18, 2003 announcing ART's second quarter results for fiscal year ending December 31, 2003

      2. Interim Financial Statements for the six-month period ended October 31, 2003.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ART ADVANCED RESEARCH
                                     TECHNOLOGIES INC.
                                     (Registrant)


                                     By:    s/s Sebastien Gignac
                                     Name:  Sebastien Gignac
                                     Title: Vice President, Corporate Affairs,
                                            Secretary and General Counsel

Dated: December 19, 2003

[LOGO] ART

                                                       News release
                                                       For immediate publication

           ART Announces Second Quarter Results for Fiscal Year ending
                               December 31, 2003

Recent Highlights

In October, ART announced sale of its pre-clinical optical molecular imager, SAMI(TM) (now known as eXplore Optix(TM)) to Novartis

In December, ART announced more sales and new commercial name for its pre-clinical optical molecular imager, eXplore Optix

ART announced most recent appointments to its Scientific Advisory Board

ART announced acquisition of exclusive license to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio

Montreal, Canada, December 18, 2003 - ART Advanced Research Technologies Inc.
(ART), a leading developer of bio-optical imaging technologies, announces its financial results for the second quarter ended October 31, 2003 of fiscal year ending December 31, 2003 where it reported a net loss of US $ 2,156,484 or $0.07 per share as compared to US $ 1,925,100 or $0.09 per share for the same period last year. The Company has received, so far, several orders for its eXplore Optix(TM) (formerly known as SAMI(TM)).

In October, ART announced sale of its pre-clinical optical molecular imager, SAMI(TM) (now known as eXplore Optix) to Novartis

"ART is very pleased to announce the sale of a SAMI device to Novartis," said Micheline Bouchard, President and Chief Executive Officer of ART. "Novartis is a world leader in the research and development of products to protect and improve health and well-being and we are proud that they have chosen to work with SAMI," added Ms. Bouchard.

"Whether our customers are evaluating new drugs, investigating biological processes, or understanding disease progression, they recognize the value of SAMI's unique position to accurately quantify fluorophore concentration to advance their research," said Eric Stahre, General Manager of Genomics and Molecular Imaging at GE Medical Systems.

In December, ART announced more sales and new commercial name for its pre-clinical optical molecular imager, eXplore Optix

ART announced the continued success of the commercialization efforts with the recent sale of additional pre-clinical optical molecular imagers, now named eXplore Optix, to the pharmaceutical and academic research sectors.

As part of the marketing strategy, the new commercial name for the pre-clinical optical molecular imager, eXplore Optix (formerly known as SAMI) was unveiled at the 89th Scientific Assembly and Annual Meeting of the Radiological Society of North America (RSNA) held in Chicago. ART's eXplore Optix was showcased at the RSNA from November 30th to December 4th as part of the GE Medical Systems Molecular Imaging Exhibit. More than 33,000 radiologists, physicists, researchers and scientists from over 100 countries are members of the RSNA and share the commitment to excellence in patient care through education and research.

"ART is proud to have its pre-clinical optical molecular imager, eXplore Optix, distributed by a global leader like GE Medical Systems and to have participated in such a prestigious venue as the RSNA," said Micheline Bouchard, President and Chief Executive Officer of ART. "As part of the ongoing commercialization efforts, we are pleased to announce that additional sales of the eXplore Optix were recently concluded by GE Medical Systems and that the market response is very positive," added Ms. Bouchard.

ART announced most recent appointments to its Scientific Advisory Board

The most recent members to join to the ART Scientific Advisory Board are Dr. Samuel Achilefu from the Washington University School of Medicine, Dr. Amir H. Gandjbakhche from the National Institute of Child Health and Human Development (NICHD at the National Institutes of Health (NIH) and Dr. Joseph R. Lakowicz from the Center for Fluorescence Spectroscopy at the University of Maryland, all distinguished members of the medical and scientific community.

ART announced acquisition of exclusive license to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio

"Acquiring the exclusive worldwide license rights to such an extensive patent portfolio strengthens ART's position in the field of optical molecular imaging", declared Micheline Bouchard, President and CEO of ART. "In the future optical molecular imaging will have a major impact on the diagnostic and treatment of disease and we plan on having a significant presence in this new emerging market. It is a privilege for us to collaborate with Dr. Joseph Lakowicz, a world renowned biochemist and molecular biologist, and a pioneer in the field of fluorescence spectroscopy. Our collaboration with Dr. Lakowicz, who is also a member of our Scientific Advisory Board, will allow ART to benefit from his extensive knowledge and expertise in the field", added Ms. Bouchard.

"I have chosen to collaborate with ART because it is the leader in optical molecular imaging and has a solid technology platform that can bring innovative imaging solutions to the pre-clinical and clinical markets", stated Dr. Joseph
R. Lakowicz, Director of the Center for Fluorescence Spectroscopy at the University of Maryland. "The future of optical molecular imaging is most promising and will provide much needed solutions to the development of new therapeutic and diagnostic drugs and treatments", added Dr. Lakowicz.

Financial Results (in U.S. dollars)

No revenue was recorded during the second quarter ended October 31, 2003, but orders for eXplore Optix (formerly known as SAMI) had been received.

During the quarter ended October 31, 2003, research and development expenditures net of R&D tax credits ($170,000 for the quarter ended October 31, 2003 and $107,000 for the same quarter last year) were $1,091,000 compared to $1,478,000 for the same quarter last year. The decrease in the quarter ended October 31, 2003 compared to the same quarter last year reflects the reduction of prototype investments. During the quarter ended October 31, 2003, the Company continued work with respect to the clinical trials with the McGill University Health Centre in Montreal, Sunnybrook Women's and Health Sciences Centre in Toronto and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital. The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

Selling, general and administrative expenses were $860,000 for the three months ended October 31, 2003 compared to $681,000 for the same quarter last year. The increase in selling, general and administrative expenses in the quarter ended October 31, 2003 compared to the same quarter last year is mainly due to an increase in the activity level related to the commercialization of eXplore Optix and efforts made to improve ART's visibility. During the quarter ended October 31, 2003, ART participated in a number of important scientific conferences and trade shows related to the commercialization of eXplore Optix such as the Society for Molecular Imaging (SMI), the Academy of Molecular Imaging (AMI), the American Association for Laboratory Animal Science (AALAS) and the American Association of Pharmaceutical Scientists (AAPS).

Foreign exchange loss amounted to $186,000 for the three months ended October 31, 2003 compared to $36,000 for the same period last year. The US dollar depreciated (in both quarters) compared to the CDN dollar, which resulted in losses. To protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

As a result, the loss for the continued operations for the three month period ended October 31, 2003 was $2,156,000 compared to a loss of $1,925,000 for the same quarter last year.

As at October 31, 2003, ART had cash and cash equivalents of $10,359,000. This does not account for government assistance receivable for $1,017,000.

About ART

ART Advanced Research Technologies Inc., is a leader in bio-optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is explore OptixTM, a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site www.art.ca.

THE COMPANY WILL HOLD A CONFERENCE CALL THIS AFTERNOON AT 4:30 P.m.

TO PARTICIPATE, PLEASE DIAL 1-800-273-9672.

To listen to the recording, please dial: 1-800-408-3053 (code: 1511857)

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca)
Senior Vice President Finance & Administration and Chief Financial Officer Nadia Martel (nmartel@art.ca
Vice President, Strategic Alliances and Business Development
Tel.: 514-832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars )

==============================================================================================================

--------------------------------------------------------------------------------------------------------------
                                                                             October 31, 2003   April 30, 2003
                                                                               (Unaudited)
ASSETS
Current assets
     Cash                                                                        $  9,125           $    830
     Term deposit, 2.65%, maturing in April 2004                                      228                209
     Commercial papers, 1.01% to 2.90%, maturing from June to August 2003              --              3,648
     Commercial paper, 1.20%, maturing in November 2003                             1,006                 --
     Accounts receivable                                                              132                125
     Investment tax credit receivable                                               1,017                906
     Inventories                                                                      757                 --
     Prepaid expenses                                                                 300                241
                                                                                 --------           --------
                                                                                   12,565              5,959
                                                                                 --------           --------

Fixed assets                                                                          458                386
                                                                                 --------           --------
Other assets
    Restricted cash                                                                    --                556
    Patents and deposits (Note 2)                                                   1,283              1,131
                                                                                 --------           --------
                                                                                    1,283              1,687
                                                                                 --------           --------
                                                                                 $ 14,306           $  8,032
                                                                                 ========           ========
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                     $  1,955           $  1,819
                                                                                 --------           --------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 3)                                 67,211             56,265
Deficit                                                                           (54,944)           (49,561)
Cumulative translation adjustments                                                     84               (491)
                                                                                 --------           --------
                                                                                   12,351              6,213
                                                                                 --------           --------
                                                                                 $ 14,306           $  8,032
                                                                                 ========           ========

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(in thousand of U.S. dollars except per share amounts )

===================================================================================================================================
                                                             Three months ended                        Six months ended

-----------------------------------------------------------------------------------------------------------------------------------
                                                    October 31, 2003     October 31, 2002     October 31, 2003     October 31, 2002
                                                                (Unaudited)                               (Unaudited)

Revenues                                              $         --         $         --         $         --         $         --
                                                      ------------         ------------         ------------         ------------

Operating expenses
    Research and development expenses                        1,091                1,478                2,348                2,298
    Selling, general and administrative expenses               860                  681                1,561                1,346
    Depreciation expense                                        40                   34                   78                   67
                                                      ------------         ------------         ------------         ------------
                                                             1,991                2,193                3,987                3,711
                                                      ------------         ------------         ------------         ------------
Operating loss                                              (1,991)              (2,193)              (3,987)              (3,711)
Interest income                                                 21                   29                   32                   38
Foreign exchange gain (loss)                                  (186)                 (36)                (276)                 134
                                                      ------------         ------------         ------------         ------------
Loss from continuing operations before taxes                (2,156)              (2,200)              (4,231)              (3,539)
Current income taxes recovered                                  --                  275                   --                  564
                                                      ------------         ------------         ------------         ------------
Loss from continuing operations                             (2,156)              (1,925)              (4,231)              (2,975)
Profit from discontinued operations                             --                   --                   --                2,518
                                                      ------------         ------------         ------------         ------------
Net loss                                              $     (2,156)        $     (1,925)              (4,231)                (457)
                                                      ============         ============
Deficit, beginning of year                                                                            49,561               42,309
Share issue expenses                                                                                   1,152                   --
                                                                                                ------------         ------------
Deficit, end of period                                                                          $     54,944         $     42,766
                                                                                                ============         ============

Basic and diluted earnings (loss) per share

   continuing operations                              $      (0.07)        $      (0.09)        $      (0.15)        $      (0.14)
                                                      ============         ============         ============         ============

   discontinued operations                            $         --         $         --         $         --         $       0.12
                                                      ============         ============         ============         ============

Basic and diluted net loss per share                  $      (0.07)        $      (0.09)        $      (0.15)        $      (0.02)
                                                      ============         ============         ============         ============

Basic and diluted weighted average number of
  common shares outstanding (Note 2)                    29,208,914           20,530,661           27,307,234           20,528,894
                                                      ============         ============         ============         ============

Number of common shares outstanding, end of period      33,922,502           20,530,661           33,922,502           20,530,661
                                                      ============         ============         ============         ============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars )

===================================================================================================================================
                                                                 Three months ended                     Six months ended

-----------------------------------------------------------------------------------------------------------------------------------
                                                         October 31, 2003   October 31, 2002   October 31, 2003    October 31, 2002
                                                                     (Unaudited)                            (Unaudited)
OPERATING ACTIVITIES
Net loss                                                      $ (2,156)          $ (1,925)          $ (4,231)          $  (457)
Non-cash item
    Depreciation expense                                            40                 34                 78                67
Decrease (increase) in current assets
    Accounts receivable                                             (9)                (6)                 4                62
    Investment tax credit receivable                               112               (107)               (31)             (226)
    Inventories                                                   (521)                --               (730)               --
    Prepaid expenses                                                10                (11)               (37)              (45)
Increase (decrease) in current liabilities
    Accounts payable and accrued liabilities                        99               (148)               (23)              105
    Current income taxes recovered                                  --               (275)                --               737
                                                              --------           --------           --------           -------
Cash flows from continuing operating activities                 (2,425)            (2,438)            (4,970)              243
Cash flows from discontinued activities                             --                 --                 --            (4,331)
                                                              --------           --------           --------           -------
Cash flows from operating activities                            (2,425)            (2,438)            (4,970)           (4,088)
                                                              --------           --------           --------           -------
INVESTING ACTIVITIES
Decrease of short-term investments                               1,035                429              3,822             2,045
Increase in fixed assets                                           (67)               (14)              (115)              (19)
Increase in other assets                                           (25)               (28)               531              (576)
                                                              --------           --------           --------           -------
Cash flows from continuing investing activities                    943                387              4,238             1,450
Cash flows from discontinued activities                             --                 --                 --             5,500
                                                              --------           --------           --------           -------
Cash flows from investing activities                               943                387              4,238             6,950
                                                              --------           --------           --------           -------
FINANCING ACTIVITIES
Share issue and share purchase warrants (Note 3)                10,946                 --             10,946                 3
Share issue expenses (Note 5)                                   (1,158)                --             (1,152)               --
                                                              --------           --------           --------           -------
Cash flows from financing activities                             9,788                 --              9,794                 3
                                                              --------           --------           --------           -------
Net increase (decrease) in cash and cash equivalents             8,306             (2,051)             9,062             2,865
Effect of foreign currency translation adjustments                 254                 67                239               (93)
Cash and cash equivalents, beginning of year                     1,571              5,453                830               697
                                                              --------           --------           --------           -------
Cash and cash equivalents, end of period                      $ 10,131           $  3,469           $ 10,131           $ 3,469
                                                              ========           ========           ========           =======

CASH AND CASH EQUIVALENTS
Cash                                                          $  9,125           $    134           $  9,125           $   134
Term deposits                                                       --              2,184                 --             2,184
Commercial papers                                                1,006              1,151              1,006             1,151
                                                              --------           --------           --------           -------
                                                              $ 10,131           $  3,469           $ 10,131           $ 3,469
                                                              ========           ========           ========           =======
Supplemental disclosure of cash flows information
Interest received                                             $     21           $     29           $     32           $    38

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

1.    BASIS OF PRESENTATION

      These interim financial statements as at October 31, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed it's fiscal year-end from April 30 to December 31. Therefore the Company will complete the current financial year, of 8 months, on December 31, 2003.

2.    ACCOUNTING POLICIES

      Inventories

      Inventories are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

      Patents

      Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Information relating to the patents is detailed as follows:

                                                                     October 31, 2003
                                                                     ----------------
       Gross carrying value                                          $         1,278
       Accumulated amortization                                                   --
                                                                     ---------------
       Net carrying value                                            $         1,278
                                                                     ===============

       Patents maintenance cost since the beginning of the year      $            53
                                                                     ===============

      Basic and diluted loss per common share and information pertaining to number of shares

      The Company used the treasury stock method to determinate the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed according to the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basis and dilutive net loss per share.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

3-    CAPITAL STOCK, STOCK OPTIONS AND SHARE PURCHASE WARRANTS

      Capital stock outstanding:

                                                                                 October 31, 2003                   April 30, 2003
                                                                        -------------------------        -------------------------
                                                                                    Common shares                    Common shares
                                                                        -------------------------        -------------------------
                                                                          Number           Value           Number           Value
                                                                        ----------        -------        ----------        -------
Balance, beginning of year                                              26,673,341        $55,488        20,523,591        $47,985
Issue of shares for cash                                                 7,248,961          9,830         6,142,680          7,500

Issue of shares for cash following the exercise of stock options               200             --             7,070              3

                                                                        ----------        -------        ----------        -------
Balance, end of period                                                  33,922,502        $65,318        26,673,341        $55,488
                                                                        ==========        =======        ==========        =======

      Share purchase warrants outstanding:

                                                                  October 31, 2003                                  April 30, 2003
                                        ------------------------------------------      ------------------------------------------
                                           Number            Value        Weighted         Number            Value        Weighted
                                                                           average                                         average
                                                                    exercise price                                  exercise price
                                                                               CA$                                             CA$
                                        ---------        ---------  --------------      ---------        ---------  --------------
Balance, beginning of year              2,465,237        $     777       $    5.66      1,560,000        $      60       $    7.50
Issue of share purchase warrants          724,896            1,116            2.08        905,237              717            2.50

                                        ---------        ---------       ---------      ---------        ---------       ---------
Balance, end of period                  3,190,133        $   1,893       $    4.85      2,465,237        $     777       $    5.66
                                        =========        =========       =========      =========        =========       =========

      Directors, officers, employees and consultant stock options outstanding:

                                                                         October 31, 2003                        April 30, 2003
                                                          -------------------------------     ---------------------------------
                                                              Number             Weighted             Number           Weighted
                                                                                                     average            average
                                                                                              exercise price     exercise price
                                                                                                         CA$                CA$
                                                          ----------           ----------     --------------     --------------
Balance, beginning of year                                 1,481,200           $     4.06          1,207,070         $     6.01
Options granted                                              136,900                 3.18            673,900               2.04
Options exercised                                               (200)                2.39             (7,070)              0.63
Options cancelled                                            (14,100)                2.34           (392,700)              6.81

                                                          ----------           ----------         ----------         ----------
Balance, end of period                                     1,603,800           $     4.00          1,481,200         $     4.06
                                                          ==========           ==========         ==========         ==========

      The fair value of stock options outstanding as at October 31, 2003 was $1.77, and was estimated on the grant date using the Black & Scholes option-pricing model.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars except per share amounts )

4.    STOCK-BASED COMPENSATION PLANS

      As at October 31, 2003, the Company offered a compensation plan to employees, which is described in the consolidated financial statements for the year ended April 30, 2003. During the second quarter, the Company has granted 111,000 stock options for a total of 136,900 for the period of six months ended October 31, 2003. The average exercise prices are CA$3.51 and CA$3.18 respectively. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss per share would have been reduced to the pro forma amounts indicated in the following table:

                                                                                       Three months ended        Six months ended
                                                                                        October 31, 2003         October 31, 2003
                                                                                       ------------------        ----------------
      Net loss as reported                                                                   $(2,156)                 $(4,231)
      Plus:
         Total compensation costs related to awards of
         stock options according to the fair value method                                        (60)                    (112)
                                                                                             -------                  -------
      Net loss, pro forma                                                                    $(2,216)                 $(4,343)
                                                                                             =======                  =======

         Basic and diluted net loss per share as reported                                    $ (0.07)                 $ (0.15)
         Basic and diluted net loss per share, pro forma                                     $ (0.08)                 $ (0.16)

      To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

      The pro forma effect on net loss of the period is not representative of the pro forma effect on net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to May 1, 2002.

      The fair value of the stock options granted was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

                      -  Expected dividend yield: none;

                      -  Expected volatility :70%;

                      -  Risk-free interest rate for the 1st quarter: 4.36%;

                      -  Risk-free interest rate for the 2nd quarter: 4.23%;

                      -  Expected life: 7 years.

      The fair value of stock options granted during the second quarter and the six months period ended October 31, 2003 was respectively $1.78 and $1.61.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

5.    PRIVATE PLACEMENTS

      In the second quarter of fiscal year 2003, the Company completed a series of financing rounds, through private placements.

      According to the financing agreements signed on September 22, 2003, the Company issued 7,248,961 common shares and 724,896 share purchase warrants for a gross proceed of $10.9 million. Commissions related to the financing rounds, amounted to $1,078,000, were paid and included in the deficit has share issue expenses. The 724,896 share purchase warrants issued for the financing to Synerglobe Capital Ltd and Kingsdale Capital Partner Inc., were evaluated at $1,115,598, following the assumptions listed below and were presented in the section "Capital stock and share purchase warrants" of the shareholders' equity.

      Information relating to the share purchase warrants is detailed as follows:

      - The Company Synerglobe Capital Ltd received 630,154 share purchase warrants entitling the holder to buy 630,154 common shares of the Company at an exercise price of CA$ 2.08.

      - The company Kingsdale Capital Partners Inc. received 94,742 share purchase warrants entitling the holder to buy 94,742 common shares of the Company at an exercise price of CA$ 2.08.

      These share purchase warrants are exercisable beginning on the granted date of September 22, 2003 and expires on September 22, 2006.

      The Company evaluated the fair market value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

                      -  Expected life: 3 years;

                      -  Expected volatility: 70%;

                      -  Risk-free interest rate: 3.72%;

                      -  Dividend rate: 0%.

3     SEGMENT INFORMATION

      Following the disposal of the industrial division during the first quarter of the year ended April 30, 2003, only the bio-optical imaging segment remains for decision making and performance assessment purposes.

The accompanying notes are an integral part of the consolidated financial statements.


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